December 1, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Ms. Jennifer Gowetski
Senior Counsel

Re:	Potomac Futures Fund L.P.

(f/k/a Smith Barney Potomac Futures Fund L.P.) (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

File No. 000-50735

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated September 17, 2009 (the “Letter”) to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 that was filed with the Commission on March 31, 2009 (the “2008 Form 10-K”) and the Partnership’s Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 that were filed with the Commission on May 15, 2009 and August 14, 2009, respectively. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response. Page numbers refer to page numbers in the 2008 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1.

Please describe to us the regulatory provisions applicable to your business. Discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Describe any additional position limits imposed by the exchanges. Please disclose any related risks in the Risk Factors section. Confirm that you will provide similar disclosure in future filings.

Ms. Jennifer Gowetski

December 1, 2009

The activities of the Partnership and the General Partner are affected by a number of statutes, rules and regulations, including, but not limited to, those discussed below.

The Partnership offers limited partnership interests in the Partnership (“Units”) pursuant to a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. The Partnership is also registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

The business of the Partnership is affected by the Commodity Exchange Act (the “CEA”). The CEA does not regulate the Partnership itself, except to the extent that the CEA would regulate the activities of any trader in the commodity futures markets. Instead, the CEA regulates the activities of the General Partner as the commodity pool operator of the Partnership. The General Partner is registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator. The CEA requires a registered commodity pool operator, such as the General Partner, to comply with various disclosure, recordkeeping and reporting requirements with respect to the commodity pools it operates. Generally, the General Partner may not solicit funds for a pool, such as the Partnership, without first delivering to the prospective investor an offering document that contains the disclosures enumerated in CFTC Rule 4.24 and that has been reviewed by the National Futures Association. The General Partner must maintain copies of various documents prepared in connection with the pool and must deliver to investors an annual report certified by an independent public accountant as well as monthly statements of the pool’s performance. Pursuant to CFTC Rule 4.22(h), each such annual report and monthly statement must contain an oath or affirmation made by a representative duly authorized to bind the General Partner that, to the best of the knowledge and belief of the individual making the oath or affirmation, the information contained in the document is accurate and complete.

The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short position that any person or group of persons acting together, may hold or control in particular commodities. The position limits established by the CFTC apply to grains, soybeans and cotton. For all other commodity contracts, including energy commodities, in accordance with the CEA, U.S. exchanges have established position limits or position accountability levels. The CFTC has adopted rules with respect to the treatment of positions held by a commodity pool, such as the Partnership, for purposes of determining compliance with speculative position limits. Generally, CFTC rules require that positions held by all accounts owned or controlled by a trading advisor to the Partnership and its principals be aggregated with the positions of the Partnership established by the trading advisor for purposes of calculating the trading advisor’s compliance with the limits. Depending upon the number and types of futures contracts managed in both the Partnership’s account and the other accounts controlled directly or indirectly by the trading advisor to the Partnership, position limits may limit the ability of the trading advisor to establish particular positions in certain commodities for the Partnership or may require the liquidation of positions. If new regulations were to further limit the number of positions in a particular commodity that could be controlled by a trading advisor, such regulations could negatively impact the operations and profitability of the Partnership.

Ms. Jennifer Gowetski

December 1, 2009

The General Partner has determined to include in future filings, as appropriate, a risk factor similar to the following risk factor pertaining to the risk that position limits could impact the operations and profitability of the Partnership.

Speculative position and trading limits may reduce profitability. The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short positions which any person may hold or control in particular futures and options on futures. The trading instructions of the advisor may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and foregoing potential profits.

A similar risk factor is included in the document delivered to prospective investors prior to their admission to the Partnership.

Item 1A. Risk Factors, page 4

2.

We note your disclosure on page 4 that certain pending legislation, if enacted, could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits impact or would impact your trading strategy. Confirm that you will provide similar disclosure in your future filings.

The General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal since to do so would be largely speculative. The following table sets forth certain of the legislation proposed in the 2009 legislative Congressional session and by other governmental agencies, which, if enacted, could impact the Partnership’s trading strategy.

PROPOSED LEGISLATION
S. 221	A bill to amend the CEA to require energy commodities to be traded only on regulated markets, and for other purposes	1/13/09
S. 272 H.R. 977	Derivatives Markets Transparency & Accountability Act of 2009	1/15/09 2/11/09
S. 298	Financial Markets Commission Act of 2009	1/22/09
H.R. 768	Commission on Financial Crisis Accountability Act of 2009	1/28/09
H.R. 711	Hedge Fund Adviser Registration Act of 2009	1/27/09
S. 344	Hedge Fund Transparency Act	1/29/09
H.R. 885 S. 1354	Improved Financial Commodity Markets Oversight and Accountability Act	2/4/09 6/25/09
S. 447	Prevent Excessive Speculation Act	2/13/09
H.R. 1068	Let Wall Street Pay for Wall Street’s Bailout Act of 2009	2/13/09

Ms. Jennifer Gowetski

December 1, 2009

S. 664 H.R. 1754	Financial System Stabilization and Reform Act of 2009	3/23/09 3/26/09
S. 672	Natural Gas and Electricity Review and Enforcement Act	3/24/09
H.R. 1748	Fight Fraud Act of 2009	3/26/09
S. 807	SMART Energy Act	4/02/09
H.R. 1880	National Insurance Consumer Protection Act	4/02/09
H.R. 2448	Prevent Unfair Manipulation of Prices Act of 2009	5/14/09
S. 961	Authorizing the Regulation of Swaps Act	5/4/09
S. 1225 H.R. 2869	Energy Market Manipulation Prevention Act	6/10/09 6/15/09
S. 1276	Private Fund Transparency Act of 2009	6/16/09
H.R. 3145	Credit Default Swap Prohibition Act of 2009	7/9/09
Treas. Reg.	Over-the-Counter Derivatives Markets Act	8/11/09
	Discussion Draft submitted by Collin Peterson, Chairman, House Agriculture Committee	10/9/09
H.R. 3795	To enact the Over-the-Counter Derivatives Markets Act of 2009	10/13/09
Financial Stability Improvement Act of 2009
	Discussion Draft submitted by Barney Frank, Chairman, House Financial Services Committee	10/27/09
Restoring American Financial Stability Act of 2009
	Discussion Draft submitted by Chris Dodd, Chairman, Senate Banking Committee	11/10/09

The General Partner is monitoring the status of these and other proposals. To the extent that any of the proposals impact speculative position limits, Campbell & Company, Inc. ("Campbell"), the Partnership's advisor, has represented to the Partnership in its management agreements that if its trading recommendations are altered because of the application of position limits, Campbell will not modify its trading instructions with respect to the Partnership’s or the master fund’s managed accounts in such a manner as to affect the Partnership substantially disproportionately as compared with Campbell’s other accounts.

As an example of the uncertainty surrounding legislative proposals, the Energy Markets Emergency Act of 2008, proposed in June 2008, passed the House with bipartisan support but failed to emerge from committee in the Senate and expired at the end of the legislative session. This proposal also exemplifies the difficulty of forecasting the likely impact of certain legislative proposals. In sum, the proposal directed the CFTC to “utilize all its authority, including its emergency powers, to curb immediately the role of excessive speculation in any contract market within the jurisdiction and control of the [CFTC], on or through which energy futures or swaps are traded, and to eliminate excessive speculation, price distortion, sudden or unreasonable

Ms. Jennifer Gowetski

December 1, 2009

fluctuations or unwarranted changes in prices, or other unlawful activity that is causing major market disturbances that prevent the market from accurately reflecting the forces of supply and demand for energy commodities.”1

The General Partner has determined to include in future filings, as appropriate, a revised risk factor similar to the following risk factor pertaining to the risk that regulatory developments could impact the operations and profitability of the Partnership.

Regulatory changes could restrict the Partnership’s operations. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any definitive regulatory developments that might adversely affect the Partnership; however, since June 2008, several bills have been proposed in the U.S. Congress in response to record energy and agricultural prices and the financial crisis. Some of the pending legislation, if enacted, could impact the manner in which swap contracts are traded and/or settled and limit trading by speculators (such as the Partnership) in futures and over-the-counter markets. Certain of the proposals would authorize the CFTC and the Commission to regulate swap transactions. Other potentially adverse regulatory initiatives could develop suddenly and without notice.

The expanded disclosure more closely tracks the disclosure in the document delivered to prospective investors prior to their admission to the Partnership. The General Partner will continue to monitor legislative developments and believes that its approach is appropriate given the wide variety of consequences that could stem from enactment of any particular proposal and the difficulty of assessing which proposals are likely to be enacted.

For the foregoing reasons, therefore, the General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal.

The General Partner notes that none of the recent regulatory developments pertaining to long-only exchange-traded commodity pools has had any impact on the Partnership’s trading strategy. The CFTC recently revoked exemptions from certain agricultural position limits that were granted to a commodity pool with an index strategy. The Partnership is neither long-only nor exchange-traded and does not operate under any such exemptions.

Part II, page 19

Selected Financial Data, page 19

_________________________

[1]	H.R. 6377 110th Cong. (2nd Sess. 2008); S. 3205 110th Cong. (2nd Sess. 2008).

Ms. Jennifer Gowetski

December 1, 2009

3.	Please tell us net asset value on a per unit basis for each period presented. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 23 of the 2008 Form 10-K, the net asset value per unit as of each of December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 was $1,505.58, $1,573.45, $1,844.57 and $1,817.40, respectively. The net asset value per unit as of December 31, 2004 was $1,699.79. The General Partner has determined to include in the Selected Financial Data table of future filings, as appropriate, the net asset value per unit as of the end of each period presented.

Ms. Jennifer Gowetski

December 1, 2009

Item 7.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

4.

We note your disclosure on page 20 that your advisor utilizes multiple trading models. Please tell us whether the trading system is discretionary or systematic and discuss whether there have been any changes in the trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

The trading strategies employed by Campbell are based on systematic analysis. Campbell’s trading models may include trend-following trading models, counter-trend trading models, and trading models that do not seek to identify or follow price trends at all.

Pursuant to the management agreement with Campbell, Campbell is permitted to make non-material changes to its trading programs without seeking the approval of the General Partner. Campbell, however, is required to notify the General Partner of any changes to the trading strategy or methodology that would require a change in the description of the trading strategy or methods disclosed to investors. The General Partner is not aware of any material changes in Campbell’s trading program during the past year. To the extent that there are any material changes to Campbell’s trading program in the future, the General Partner has determined to include disclosure of such changes in future filings as appropriate.

5.

Please provide us a detailed description of your asset allocation as of the fiscal year end, including the asset allocation within the fund managed by your advisor. Confirm that you will provide similar disclosure in your future filings.

Campbell trades the Partnership’s assets indirectly through a managed account in the name of a master fund. Campbell is the Partnership’s only trading advisor. Therefore, the asset allocation of the Partnership by commodity market sector is substantially identical to that of the master fund. The average allocation by commodity market sector of the master fund’s for the period January 1, 2008 through December 31, 2008 is represented in the chart attached as Appendix A. The General Partner has determined to include similar disclosure in future filings as appropriate.

Liquidity, page 21

6.

Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, as applicable, in your future filings.

The Partnership has never been subject to a margin call. The General Partner does not expect the Partnership to be subject to margin calls in the future based on current margin requirements and the amount of cash held by the Partnership directly and through the master fund.

Ms. Jennifer Gowetski

December 1, 2009

In the context of commodity futures trading, “margin” refers to the good faith deposit required for a customer to maintain its futures contract positions. An amount equal to the required margin must at all times be on deposit with the customer’s commodity broker. A margin call is issued when a customer’s amount on deposit is less than the margin requirement. Commodity pools, such as the Partnership (and the master fund), often have on deposit with their commodity broker amounts far in excess of their required margin.

As noted on page 2 of the 2008 Form 10-K, substantially all of the Partnership’s assets are deposited in segregated accounts at the Partnership’s commodity broker. The amount of cash on deposit in such accounts has, since inception, far exceeded the margin required to maintain the Partnership’s (and the master fund’s) futures contract positions. From January 1, 2008 through December 31, 2008, the Partnership’s average margin to equity ratio (i.e., the percentage of assets on deposit required for margin) was approximately 7.7%. The foregoing margin to equity ratio takes into account positions and cash held in the Partnership’s name, as well as the allocable value of the positions and cash held on behalf of the Partnership in the name of the master fund (the “Margin to Equity Ratio”).

The General Partner has determined to disclose the Partnership’s average Margin to Equity Ratio in future filings as appropriate. In the unlikely event that margin requirements exceed the Partnership’s amounts on deposit and the Partnership receives a margin call, the General Partner will disclose the amount of such margin call in future filings as appropriate.

Capital Resources, page 22

7.

Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Limited partners are permitted to redeem Units on a monthly basis. Generally, the Partnership uses its cash holdings to fund redemptions. The Partnership has, to date, always had sufficient cash available to fund redemptions. The General Partner expects to continue to have sufficient cash available to fund redemptions. As explained above in response to Staff comment number six, only a portion of the Partnership’s (and master fund’s) assets deposited in segregated brokerage accounts at the commodity broker is required for margin.

If the Partnership’s assets are reduced due to redemptions or otherwise, Campbell may decide to liquidate positions in accordance with its strategy. Absent extraordinary circumstances, the General Partner would not interfere with Campbell’s decision as to which positions to liquidate.

For the foregoing reasons, the General Partner believes that its disclosure concerning redemptions is sufficient. As indicated above, however, in response to Staff comment number six, the General Partner has determined to disclose the Margin to Equity Ratio in future filings as appropriate.

Ms. Jennifer Gowetski

December 1, 2009

Results of Operations, page 23

8.

To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 19 of the 2008 Form 10-K, interest income for the year ended December 31, 2008 decreased $5,636,543, as compared to the corresponding period in 2007. To the extent a decrease in interest earned by the Partnership represents a decrease in Partnership capital, such decrease would necessarily impact the net asset value of the Partnership. In the disclosure document delivered to prospective investors prior to their admission to the Partnership, the General Partner explains that interest income is paid at a U.S. Treasury bill rate determined by the commodity broker and, therefore, will fluctuate from year to year due to changes in interest rates. The General Partner has determined to include in future filings, as appropriate, disclosure describing the changes in interest income. An example of such disclosure is attached as Appendix B.

Part III, page 33

Item 10. Directors, Executive Officers and Corporate Governance, page 33

9.

In future filings, please revise to provide Item 401 disclosure for the executive officers and directors of your General Partner or tell us why you do not believe such disclosure is appropriate. Please supplementally provide us your proposed disclosure. In addition, please revise Item 12 to disclose the shares beneficially owned by these individuals, as required by Item 403 of Regulation S-K.

As explained on page 33 of the 2008 Form 10-K, the Partnership has no officers or directors. Items 401 and 403 of Regulation S-K pertain to the directors and executive officers of the registrant (i.e., the Partnership). The information requested with respect to the General Partner’s officers and directors, therefore, is not required disclosure under those rules. Limited partners receive such information, nonetheless, because the disclosure document delivered to prospective investors prior to their admission to the Partnership includes biographical information relating to the General Partner’s principals, as required by CFTC rules. The General Partner has determined to include in future filings, as appropriate, disclosure that includes (i) the biographical information of the General Partner’s directors and (ii) the beneficial ownership of such individuals, if any. An example of such disclosure is attached as Appendix C.  The information presented therein is current as of the date of this letter.   Further, as of December 31, 2008, none of the executive officers and directors of the General Partner owned units in the Partnership.

Signatures, page 33

10.	Please revise to identify your principal accounting officer or controller.

Jennifer Magro is the principal accounting officer of the General Partner and the General Partner has determined to include such disclosure on the signature page of its future filings.

Ms. Jennifer Gowetski

December 1, 2009

Exhibits

11.

We note that you incorporate exhibits by reference by indicating that the documents were “previously filed.” In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K.

The General Partner has determined to include the requested reference information for each document incorporated by reference to a prior filing or submission in future filings as appropriate.

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

12.

The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: “(The registrant’s fourth fiscal quarter in the case of an annual report).” In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

The referenced parenthetical was inadvertently omitted from the certifications included as Exhibits 31.1 and 31.2 of the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. The General Partner confirms that in future filings it will include these certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or Jon Burwick of this office at (212) 728-8108.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

Jon Burwick

Ms. Jennifer Gowetski

December 1, 2009

APPENDIX A

Average Allocation by Commodity Market Sector

for the Period January 1, 2008 through December 31, 2008

CMF Campbell Master Fund L.P.
Currencies	32.27%
Energy	5.66%
Interest Rates (Non-U.S.)	15.92%
Interest Rates (U.S.)	9.22%
Metals	3.10%
Stock Indices	33.83%

Ms. Jennifer Gowetski

December 1, 2009

APPENDIX B:

Interest income on 80% of the average daily equity maintained in cash in the Partnership’s (or the Partnership’s allocable portion of the master fund’s) brokerage account was earned at a monthly average 30-day U.S. Treasury bill yield. Citigroup Global Markets Inc. (“CGM”) may continue to maintain the Partnership’s or the master fund’s assets in cash and/or place all of the Partnership’s (or the master fund’s) assets in 90-day Treasury bills and pay the Partnership 80% of the interest (or the Partnership's allocable share thereof) earned on the Treasury bills purchased. Twenty percent of the interest earned on Treasury bills purchased may be retained by CGM and/or credited to the general partner. Interest income for the year ended December 31, 2008 decreased $5,636,543 as compared to the corresponding period in 2007. The decrease is due to a decrease in the average interest rate over the corresponding periods. Interest income for the year ended December 31, 2007 decreased $2,182,149 as compared to the corresponding period in 2006. The decrease is due to a decrease in the average interest rate over the corresponding periods. The amount of interest income earned by the Partnership or the master fund depends on the average daily equity in the Partnership’s or the master fund’s account and upon interest rates over which neither the Partnership nor CGM has control.

APPENDIX C

The officers and directors of Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC) (the “General Partner”) are Jerry Pascucci (President, Chief Investment Officer and Director), Jennifer Magro (Chief Financial Officer, Vice President and Director), Daryl Dewbrey (Secretary and Director), Shelley Deavitt Ullman (Senior Vice President and Director) and Raymond Nolte (Director). Each director holds office until his or her successor is elected, or until his or her earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment by the sole member of the General Partner, Morgan Stanley Smith Barney Holdings LLC, which wholly owns the General Partner, or by unanimous vote of the remaining directors, depending on the circumstances of the vacancy. The officers of the General Partner are designated by the General Partner’s board of directors. Each officer holds office until his or her death, resignation or removal.

Mr. Pascucci, age 39, is President, Chief Investment Officer and Director of the General Partner (since March 2007, May 2005 and June 2005, respectively). Mr. Pascucci’s principal status was approved by the National Futures Association (“NFA”) in June 2005. He is also registered as an associated person of the General Partner (since June 2009) and of Morgan Stanley Smith Barney LLC (“Morgan Stanley Smith Barney”) (since August 2009). From March 2007 to July 2009, Mr. Pascucci was a Managing Director of Citigroup Alternative Investments LLC (“CAI”), a division of Citigroup Inc. (“Citigroup”) that administers its hedge fund and fund of funds businesses, and until July 2009, its commodity pool business. He was also Chief Investment Officer of CAI’s Hedge Fund Management Group from March 2007 to July 2009. He was registered as an associated person of Citigroup Global Markets Inc. (“Citigroup Global Markets”) from February 2006 to July 2009. Mr. Pascucci has been responsible for trading advisor selection, due diligence and portfolio construction for managed futures funds and accounts since May 1999. Between May 1996 and May 1999, Mr. Pascucci served as a Senior Credit Risk Officer for Citigroup Global Markets, focused primarily on market and counterparty risks associated with Citigroup Global Markets’ commodity pool and hedge fund clients. Prior to joining Citigroup Global Markets, in May 1996, Mr. Pascucci was employed (from October 1992) by ABN AMRO North America at its European American Bank subsidiary as a corporate banking officer where he facilitated the establishment of credit lines and other loan facilities for corporate clients.

Ms. Magro, age 37, is Chief Financial Officer, Director and Vice President of the General Partner (since October 2006, May 2005 and August 2001, respectively). Ms. Magro’s principal status was approved by the NFA in June 2005. She was also a Managing Director of CAI and Chief Operating Officer of CAI’s Hedge Fund Management Group from October 2006 to July 2009. Ms. Magro is responsible for the financial, administrative and operational functions of the General Partner. She is also responsible for the accounting and financial and regulatory reporting of the General Partner’s managed futures funds. From March 1999 to July 2009, Ms. Magro was responsible for the accounting and financial and regulatory reporting of Citigroup’s managed futures funds. She had similar responsibilities with CAI’s Hedge Fund Management Group (from October 2006 to July 2009). Prior to joining Citigroup Global Markets in January 1996, Ms. Magro was employed by Prudential Securities Inc. (from July 1994) as a staff accountant whose duties included the calculation of net asset values for commodity pools and real estate investment products.

Ms. Jennifer Gowetski

December 1, 2009

Mr. Dewbrey, age 38, is Secretary and Director of the General Partner (since July 2009 and March 2007, respectively). He registered as an associated person of the General Partner in January 2004 and became a principal of the General Partner in March 2007. He is also registered as an associated person of Morgan Stanley Smith Barney (since August 2009). He was registered as an associated person of Citigroup Global Markets from March 1998 to July 2009. Mr. Dewbrey has worked with the General Partner in varying capacities since April 2001, and, since May 2005, Mr. Dewbrey has been head of managed futures product development. Mr. Dewbrey was a director of CAI responsible for marketing and client services for CAI’s Hedge Fund Management Group from February 2007 to July 2009. From October 1997 to September 2000, Mr. Dewbrey was head of Citigroup Global Markets’ managed futures trading desk. In September 2000, Mr. Dewbrey was selected for the Salomon Smith Barney Sales and Trading Training Program. Mr. Dewbrey began his career in the futures markets in May 1990 on the floor of the Chicago Board of Trade as a trading assistant with Rosenthal Collins Group, a futures brokerage firm. Mr. Dewbrey is a member of the Managed Funds Association and the Futures Industry Association.

Ms. Ullman, age 50, is a Managing Director of Citigroup Global Markets’ Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Ms. Ullman’s principal status was approved by the NFA in June 1994. She was registered as an associated person of the General Partner from January 2004 to July 2009. Ms. Ullman is registered as an associated person of Citigroup Global Markets (since July 1993). She is also the branch manager of the Citigroup Global Markets branch that supports the General Partner (since January 2002). Previously, Ms. Ullman was a Vice President of Lehman Brothers (October 1985 to July 1993), with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts. She was registered as an associated person of Lehman Brothers Inc. (from February 1983 to July 1993) and was principal of Lehman Brothers Capital Management Corp. (from April 1989 to July 1993).

Mr. Nolte, age 47, is the Chief Executive Officer and the Chairman of the Investment Committee of CAI’s Hedge Fund Management Group. He registered as an associated person and became a principal of the General Partner in March 2007. He was appointed a Director of the General Partner in March 2007. He is also registered as an associated person of Citigroup Global Markets (since October 2005). He registered as an associated person and became a principal of CAI in March 2007. Prior to joining CAI in September 2005, Mr. Nolte worked at Deutsche Bank and its affiliate Deutsche Asset Management (from June 1999 to September 2005). He was registered as an associated person and was a principal of DB Capital Advisors Inc. (from July 2000 to May 2005) and DB Investment Managers Inc. (from May 2002 to June 2005). Prior to that, Mr. Nolte worked for Bankers Trust (from May 1983 until the firm was acquired by Deutsche Bank in June 1999). During his employment at Deutsche Asset Management, Mr. Nolte served as the Global Head and Chief Investment Officer of the DB Absolute Return Strategies (“DB ARS”) Fund of Funds business, the Chairman of the DB ARS Fund of Funds Investment Committee, the Vice Chairman of DB ARS and Head of the Single Manager Hedge Fund business. While employed at Deutsche Bank and Deutsche Asset Management, Mr. Nolte’s duties included overseeing the firm’s fund of funds and hedge fund businesses. Mr. Nolte was the founder and head of the Investment Committee for the Topiary Fund, Deutsche Bank’s first fund of hedge funds. The DB ARS Fund of Hedge Funds platform grew to $7 billion in assets under management during Mr. Nolte’s tenure. That business was comprised of several multi-manager, multi-strategy funds as well as single strategy funds and separate accounts.

Ms. Jennifer Gowetski

December 1, 2009

As of December 1, 2009, none of the executive officers and directors of the General Partner owned units in the Partnership.